ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02116

March 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:	ArcLight Clean Transition Corp. II

Registration Statement on Form S-1

File No. 333-252730

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ArcLight Clean Transition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 22, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact James S. Rowe, of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2191, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ John F. Erhard
John F. Erhard President and Chief Executive Officer